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                          August 6, 2021

       Nirajkumar Patel
       President and Chief Executive Officer
       Kaival Brands Innovations Group, Inc.
       4460 Old Dixie Highway
       Grant, FL 32949

                                                        Re: Kaival Brands
Innovations Group, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 30, 2021
                                                            File No. 333-258339

       Dear Mr. Patel:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Shih-Kuei Chen at 202-551-7664 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Justin W. Chairman